Exhibit (h)(36)

FORM OF EXPENSE LIMITATION AGREEMENT

AMERICAN FUNDS GROWTH-INCOME PORTFOLIO
of the
PACIFIC SELECT FUND

     EXPENSE LIMITATION AGREEMENT, effective as of May 1, 2005, by and between Pacific Life Insurance Company (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the American Funds Growth-Income Portfolio (the “Portfolio”).

     WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and

     WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated November 9, 1987, amended and restated on January 1, 2005 as amended from time to time (“Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the Portfolios for compensation based on the value of the average daily net assets of the Portfolios; and

     WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolios and their shareholders to maintain the expenses of the Portfolios at levels agreeable to the Trust and the Adviser;

     NOW THEREFORE, the parties hereto agree as follows:

I.	Expense Limitation.

A.	Expense Limit. For purposes of this Agreement “Portfolio Operating Expenses” shall consist of the ordinary operating expenses incurred by a Portfolio in any fiscal year, including, but not limited to organizational expenses; investment advisory fees (net of any waiver or reimbursement); custody expenses; portfolio accounting expenses; legal and accounting expenses; expenses of any counsel or other persons or services retained by the Trust’s trustees who are not “interested persons,” (as that term is defined in the 1940 Act) of the Adviser; the proportionate share of the net fees and expenses of any master fund in which the Portfolio may invest; but shall not include: foreign taxes on dividends, interest or gains; interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation; and other expenses not incurred in the ordinary course of the Portfolio’s business. To the extent that the Portfolio Operating Expenses incurred by the Portfolio in any fiscal year exceed 1.01%, based on a percentage of the average daily net assets of the Portfolio for the period described in Section I.B., the Adviser shall waive its fees under the Advisory Agreement or otherwise reimburse the Portfolio for such excess amount (the “Excess Amount”).

B.	Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the Portfolio Operating Expenses for the Portfolio shall be annualized. If the annualized Portfolio Operating Expenses of the Portfolio for any month exceeds 1.01%, the Adviser shall waive or reduce its fee under the Advisory Agreement or remit to that Portfolio an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay that day’s Excess Amount.

C.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Portfolio with respect to the previous fiscal year shall equal the Excess Amount.

II.	Term and Termination of Agreement.

     This Agreement shall have an initial term of two years from the date on which the Securities and Exchange Commission grants to the Trust and the Adviser an order of substitution under which the Portfolio receives assets substituted from another Portfolio of the Trust. In addition, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous.

A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

Effective May 1, 2005, agreed to and accepted by:

PACIFIC SELECT FUND

BY:		ATTEST:

Name:	Thomas C. Sutton	Name:	Audrey L. Milfs
Title:	Chairman of the Board and Trustee	Title:	Secretary

PACIFIC LIFE INSURANCE COMPANY

BY:		ATTEST:

Name:	Thomas C. Sutton	Name:	Laurene E. MacElwee
Title:	Chairman of the Board and Chief Executive Officer	Title:	Assistant Vice President

BY:		ATTEST:

Name:	Audrey L. Milfs	Name:	Laurene E. MacElwee
Title:	Vice President and Secretary	Title:	Assistant Vice President